SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Start-up of Platform P-55 in Roncador field

Rio de Janeiro, January 2nd, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that the platform P-55, one of the strategic projects of the 2013-2017 Business and Management Plan, started-up the last Tuesday (12/31/13), in Campos Basin’s Roncador field.

P-55 is part of Roncador´s field Module 3 project and will be connected to 17 wells, 11 of which are oil and gas production and 6 water injection. Oil and natural gas exportation from the platform will take place via submarine pipelines connected to the unit till the oil and gas offloading system of the Campos Basin.

P-55, a semi-submersible unit, installed at a water depth of 1,800 meters, is designed to process 180,000 barrels of oil per day, compress 6,000,000 m3 of natural gas per day and inject 290,000 barrels of water per day.

Weighing 52,000 tons and with an area of 10,000 m2, P-55 is the biggest semi-submersible platform ever built in Brazil and one of the biggest of its kind worldwide.

Construction work for P-55 is part of the Brazilian Federal Government’s Growth Acceleration Plan – PAC. The construction and integration of the platform’s modules were carried out entirely in Brazil, which contributed to a local content rate of 79%. Construction work generated 5,000 direct jobs as well as 15,000 indirect ones.

The new unit will operate along with platforms P-52 and P-54, already installed in Roncador field, and with platform P-62, whose left the Atlântico Sul Shipyard, in Ipojuca (Pernambuco state), on 12/30/13, and is moving toward its location at Module IV of the field.

Technical Specifications for P-55:

Hull dimensions (length x width x height): 94 m x 94 m x 43 m;

Total Topside weight (deck/modules): 26,000 tons;

Local Content: 79%;

Oil production: 180,000 barrels per day;

Gas Compression: 6,000,000 m³ per day;

Water injection: 290,000 barrels per day.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward- looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
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